SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

P.O. BOX 65161 North Hill NW Calgary, AB T2N 4T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 20, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	November 20, 2014

Sonde Resources Corp. Receives Delisting Notice from NYSE MKT and the Alberta Securities Commission issues a Cease Trade Order

CALGARY, ALBERTA - (Marketwired-November 20, 2014) - Sonde Resources Corp. (“Sonde” or the “Company”) (TSXV:SOQ) (NYSE MKT:SOQ) announced today that on November 19, 2014 the Company received notice that the staff of NYSE Regulation, Inc. has determined to commence proceedings to delist the Company’s common shares from NYSE MKT LLC (the “Exchange”). Trading of the Company’s common shares on the Exchange was previously halted by the staff on November 17, 2014.
The Exchange previously notified the Company that it no longer complies with the continued listing standards set forth in Section 1003(a)(iv) of the NYSE MKT Company Guide. Based on disclosures in the Company’s November 18, 2014 press release, the Exchange determined that the Company’s financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, whether the Company will be able to continue operations and/or meet its obligations as they mature. The Exchange also determined that the Company is not in compliance with Section 1003(f)(v) of the NYSE MKT Company Guide due to the low selling price of the Company’s common shares. If the Company elects not to appeal the delisting determination by November 26, 2014, the delisting determination will become final.
Sonde also announced today that on November 19, 2014 the Alberta Securities Commission issued a cease trade order as a result of the Company’s failure to file its interim unaudited financial statements, interim management's discussion and analysis and certification of interim filings for the interim period ended September 30, 2014. The order requires that all trading or purchasing cease in respect of each security of the Company until the order has been revoked or varied.
Sonde's common shares remain listed on the TSX Venture Exchange but have been halted as a result of the issuance of the cease trade order described above.
As previously disclosed, the Company no longer generates cash flow from petroleum and natural gas sales and the Company no longer has a credit facility. As such, the Company must fund operations, including its commitments under the Exploration and Production Sharing Agreement (“EPSA”), from working capital, new financings, farm-outs or property dispositions. While discussions are ongoing, the Company's strategic alternatives process has not resulted in a transaction that would satisfy its significant financial commitments. There can be no assurance that the current strategic process will result in the sale of its interest or securing a partner, farm-out or other source of funding to meet the Company's financial obligations. There is a significant likelihood that the Company will exhaust its working capital prior to the execution of new financings, farm-outs or property dispositions.

Forward Looking Information - This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, statements concerning statements concerning the current status and potential outcome of the strategic alternatives process (including the ability of the Company to secure the necessary funding to meet the Company's obligations under the EPSA and to meet other financial obligations), the liquidity position of the Company and the pending delisting of the Company’s common shares from the Exchange. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, access to additional sources of liquidity and the ability of the Company to negotiate a transaction to provide additional funding and/or extend the timing of existing work commitments under the EPSA. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, inability to access additional sources of liquidity on terms acceptable to the Company or at all and/or inability to secure an extension of the Company's current work commitments under the EPSA.
Additional assumptions and risks relating to the Company and its business and affairs are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.
Contact Information:
Sonde Resources Corp.
P.O. Box 65161 North Hill NW
Calgary, Alberta, Canada T2N-4T6
Kurt A. Nelson, Chief Financial Officer
Phone: (281) 928-9659
www.sonderesources.com
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	November 20, 2014	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Assistant Corporate Secretary